SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: October 17, 2008

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: richard.micchelli@ccgir.com

Trina Solar Announces Selected Estimated Third Quarter Results

CHANGZHOU, China, Oct. 15, 2008 — Trina Solar Limited (“Trina Solar” or the “Company”), a leading integrated manufacturer of photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its selected estimated unaudited financial results for the third quarter of 2008.

For the third quarter of 2008, the Company expects its net revenues to be in the range of approximately $285 million to $294 million, exceeding its previously forecasted range of $250 million to $265 million. The new range, which includes non-module income, represents an approximately 40% to 44% increase from its net revenues in the second quarter of 2008. During the quarter, the Company shipped approximately 66 MW of PV modules, compared to its previously forecasted range of 62 MW to 66 MW. As guided previously, the Company’s gross margin for the third quarter is expected to be in the range of approximately 23.0% to 25.0%, and its operating margin is expected to be in the range of approximately 15.0% to 17.0%.

“We are very pleased with our continued strong growth in the third quarter, reflecting our increasingly recognized brand and strong sales distribution capabilities in existing and new markets,” said Mr. Jifan Gao, Trina Solar’s Chairman and CEO. “We expect to strengthen our operating cash flows over the third and fourth quarters of 2008, which combined with the proceeds from our senior convertible notes offering, will greatly enhance our cash position for future operations.”

As these selected estimated results are subject to the Company’s normal, quarter-end closing procedures, the Company’s actual results may differ from its current estimates.

Based on customer commitments in signed contracts and the Company’s current operating and market conditions, the Company believes it is on track to meet or exceed its full year 2008 targeted total net revenues of between $850 million and $900 million.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar's products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar's website at http://www.trinasolar.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, Trina Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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